November 2, 2009

VIA EDGAR

The United States Securities and
Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629

Subject:	Nationwide Variable Account - II
Nationwide Life Insurance Company
N-4 Post-Effective Amendment No. 9, 1933 Act File No. 333-140621
CIK No.:  0000356514
ACCESSION NUMBER: 0001190903-09-001255

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, and on behalf of its Nationwide Variable Account-II, Nationwide Life Insurance Company ("Nationwide") respectfully requests the withdrawal of Post-Effective Amendment No. 9, filed September 15, 2009, File No. 333-140621, together with all exhibits thereto ("the Registration Statement").

Nationwide's request is based on a determination not to proceed with the product modification included in the Registration Statement at this time.  Accordingly, Nationwide respectfully requests effectiveness of this withdrawal to be as soon as practicable.

Nationwide confirms that: (i) the Registration Statement has not automatically become effective nor been declared effective by the Securities and Exchange Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus incorporated therein; and (iii) no preliminary prospectus contained in the Registration Statement has been distributed.

If you have any questions concerning this matter, please contact me at 614-677-2216.

Sincerely yours,

Nationwide Life Insurance Company

/s/ HOLLY J. HUNT
Holly J. Hunt
Senior Counsel

cc: Ms. Rebecca Marquigny

Home Office:  One Nationwide Plaza                                                                       Nationwide Insurance
Columbus, Ohio 43215-2220                                                                             Nationwide Financial

Legal Counsel to the Nationwide Insurance Companies and their Associated Companies